UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated September 18, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, September 18, 2024 Comisión Nacional de Valores

RE.: Report of settlement approval in the cases entitled:

i) “Association for the Defense of Users and Consumers a/Telecom Argentina S.A. (previously Cablevisión S.A.) according to ordinary proceeding” (Expte 25633/2017).

i) “Association for the Defense of Users and Consumers a/Telecom Argentina S.A. (previously Telecom Personal S.A. according to ordinary proceeding” (Expte 13397/2018).

Dear Sirs,

I am writing you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina”), to follow up on the relevant matters informed on September 3, 2018 and January 21, 2019, respectively.

Regarding said relevant matters, we inform that on September 17, 2024, the Lower National Court in Commercial No. 17, Secretariat No. 33, resolved in both of the aforementioned cases to approve the settlement reached by Telecom Argentina and the Association for the Defense of Users and Consumers (“ADUC”), pursuant to section 54 of Law N° 24,240.

In the settlement approved by the Court, which applies to both cases, the parties agreed: to reinforce the information provided to users and consumers regarding the different options to receive Telecom Argentina´s services invoices, to provide additional benefits to clients and former clients over 60 years old and to publish the pertinent settlement.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 19, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations